SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         WESTERN PACIFIC AIRLINES, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   959080-10-2
                                   -----------
                                 (CUSIP Number)


                               ------------------



         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






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--------------------------------------------------------------------------------
CUSIP No.   959080-10-2       13G                                  Page 2 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Aviation Holdings Limited Company
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Arizona Limited Liability Company
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER
      NUMBER OF
                                            1,703,275
                      ----------------------------------------------------------
       SHARES            6         SHARED VOTING POWER
    BENEFICIALLY                            0
                      ----------------------------------------------------------
      OWNED BY           7         SOLE DISPOSITIVE POWER
        EACH
                                            1,703,275
                      ----------------------------------------------------------
      REPORTING          8         SHARED DISPOSITIVE POWER
     PERSON WITH                            0

--------------------------------------------------------------------------------
9             AGGREGATE AMOUNT B NEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,703,275
--------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES
                                                                          |-|

--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       12.7%
--------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON

                       OO (LLC)
--------------------------------------------------------------------------------



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--------------------------------------------------------------------------------
CUSIP No.   959080-10-2        13G                                 Page 3 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Aviation Consulting Group, L.P.
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Arizona Limited Partnership
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER
      NUMBER OF
                                   1,167,517 (See disclaimer in item 4 below)

                      ----------------------------------------------------------
       SHARES            6         SHARED VOTING POWER
    B NEFICIALLY                   0
                      ----------------------------------------------------------
      OWNED BY           7         SOLE DISPOSITIVE POWER
        EACH
                                   1,167,517 (See disclaimer in item 4 below)

                      ----------------------------------------------------------
      REPORTING          8         SHARED DISPOSITIVE POWER
     PERSON WITH                   0

--------------------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,167,517  (See disclaimer item 4 below)
--------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES
                                                                          |-|

--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       8.7%
--------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.   959080-10-2       13G                                  Page 4 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Edward R. Beauvais
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States Citizen
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER
      NUMBER OF
                                            130,000
                      ----------------------------------------------------------
       SHARES            6         SHARED VOTING POWER
    BENEFICIALLY                            1,703,275
                      ----------------------------------------------------------
      OWNED BY           7         SOLE DISPOSITIVE POWER
        EACH
                                            130,000
                      ----------------------------------------------------------
      REPORTING          8         SHARED DISPOSITIVE POWER
     PERSON WITH                            1,703,275

--------------------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,833,275 (See disclaimer in item 4 below)
--------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*
                                                                           |-|

--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       13.7%
--------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G


                  The items identified below are amended and restated as set forth below.

Item 1(a).        Name of Issuer:

                  Western Pacific Airlines, Inc., a Delaware corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2864 S. Circle Drive
                  Suite 1100
                  Colorado Springs, CO  80906

Item 2(a).        Name of Person Filing:

                  This statement is being filed on behalf of the following entities and individual (collectively, the "Filing Parties"):

                  Aviation Holdings Limited Company ("AHLC");
                  Aviation Consulting Group Limited Partnership ("ACGLP"); and Edward R. Beauvais ("Mr. Beauvais").

                  The Filing Parties may for certain purposes be deemed members of a "group" as such term is defined in Section 132(d)(3) of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations promulgated thereunder. Information with respect to each Filing Party is given solely by the respective Filing Party, and neither Filing Party has responsibility for the accuracy or completeness of information supplied by the other Filing Party.

Item 2(b)
 and 2(c).        Address of Principal Business Office or, if None, Residence:

                  Aviation Holdings Limited Company
                  2425 East Camelback Road, Suite 390
                  Phoenix, AZ 85016

                  Arizona Limited Liability Company






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                                                                   Page 6 of 12


                  Aviation Consulting Group Limited Partnership
                  2425 East Camelback Road, Suite 390
                  Phoenix, AZ 85016

                  Arizona Limited Partnership

                  Edward R. Beauvais
                  2864 South Circle Drive, Suite 1100
                  Colorado Springs, CO  80906

                  United States Citizen

                  Mr. Beauvais is the Chairman of the Board of Directors of the Issuer, the Manager of AHLC and the General Partner of ACGLP.

Item 2(d).        Title of Class of Securities:

                  Common Stock (hereinafter, the "Common Stock")

Item 2(e).        CUSIP Number:

                  959080-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.  Ownership.

                  As of February 14, 1996, (i) AHLC owned a total of 2,326,875 shares of Common Stock of the Issuer, or 17.6% of the then outstanding Common Stock of the Issuer; (ii) ACGLP owned a total of 1,561,585 shares of Common Stock of the Issuer, or 11.8% of the then outstanding Common Stock of the Issuer; and
                  (iii) Beauvais owned a total of 2,426,875 shares of Common Stock of the Issuer, or 18.4% of the then outstanding Common Stock of the Issuer, each based on a total of 13,220,913 shares of Common Stock outstanding as of December 31, 1995.

                  In June of 1996, AHLC sold 23,600 shares of Common Stock in a transaction that involved less than 1% of the then outstanding Common Stock of the Issuer.

                  As of November 11, 1996, (i) AHLC owned a total of 1,703,275 shares of Common Stock of the Issuer, or 12.7% of the then outstanding Common Stock of the Issuer; (ii) ACGLP owned a total of 1,167,517 shares of Common Stock of the Issuer, or 8.7% of the then outstanding Common Stock of the Issuer; and
                  (iii) Beauvais owned a total of 1,833,275 shares of Common Stock of the Issuer, or 13.7% of the then outstanding Common Stock of the Issuer, each based on a total of 13,379,890 shares of Common Stock outstanding as of November 1, 1996.

                  As to all shares of Common Stock owned by ACGLP set forth in this Item 4, ACGLP disclaims voting and disposition power with respect thereto. Mr. Beauvais disclaims beneficial ownership of 2,326,875 shares of Common Stock (held as of February 14,
                  1996) and 1,703,275 shares of Common Stock (held as of November 11, 1996), which shares were (as of February 14,
                  1996), and are currently, held in the name of AHLC, provided, however, that under the AHLC Operating Agreement, Mr.
                  Beauvais, as the sole manager of AHLC, has dispositive and voting power over such shares.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Of the 2,426,875 shares (as of February 14, 1996) and of the 1,833,275 shares (as of November 18, 1996) of Common Stock reported as beneficially owned by Mr. Beauvais in Item 4, 2,326,875 shares (as of February 14, 1996) and 1,703,275 shares (as of November 18, 1996) of Common Stock are held in the name of AHLC. The difference between the 2,426,875 shares of Common Stock held as of February 14, 1996 and the 1,833,275 shares of Common Stock held as of November 18, 1996 reflect
                  (i) the disposition of 623,600 shares of Common Stock pursuant to (a) a sale of 300,000 shares to GFI Company (see Schedule 13G filed on behalf of GFI Company), (b) a sale of 300,000 shares to Hunt Petroleum of Texas, Inc. (see Schedule 13D filed on behalf of Hunt Petroleum of Texas, Inc.) and (c) a sale of 23,600 shares in an unrelated transaction in June of 1996, and (ii) the addition of 30,000 shares of Common Stock issuable upon the exercise of stock options that became exercisable on September 29, 1996.

                  Under the AHLC Operating Agreement, Mr. Beauvais has all management rights and investment and voting power with respect to all such shares of Common Stock held in the name of AHLC. Mr. Beauvais' interest in AHLC, which, as of November 18, 1996, represents a 67.1% interest in all allocations and distributions from AHLC (equivalent to 1,167,517 or 8.7% of the outstanding Common Stock), is held in the name of ACGLP, of which Mr. Beauvais is a general partner and Mr. Beauvais, along with his spouse and children, is a beneficial owner. Mr. Beauvais' ownership of 1,833,275 shares of Common Stock includes (i) 30,000 shares of Common Stock issuable upon the exercise of stock options that became exercisable on the effective date of the Issuer's Prospectus (December 4, 1995) and (ii) 30,000 shares of Common Stock issuable upon the exercise of stock options that became exercisable on September 29, 1996.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  This Schedule 13G is being filed pursuant to Rule 13d-1(c). The Filing Parties are: Edward R. Beauvais, a United States Citizen; Aviation Holdings Limited Company, an Arizona limited liability company, of which Mr. Beauvais is the sole manager and of which ACGLP is a member; and Aviation Consulting Group, L.P., an Arizona limited partnership, of which Mr. Beauvais is a general partner.

Item 9.  Notice of Dissolution of Group.

                  N/A

Item 10.          Certification.

                  By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  Exhibit A      Joint Filing Agreement dated as of
                                 November 18, 1996
                  Exhibit B      Limited Power of Attorney and Confirming
                                 Statement




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                                                                   Page 9 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                        AVIATION HOLDINGS LIMITED COMPANY




DATED:  November 18, 1996              By:  /c/ C. Steven Rorke
                                            -----------------------------
                                            Edward R. Beauvais, Manager
                                            by C. Steven Rorke,
                                            Attorney-in-Fact


                         AVIATION CONSULTING GROUP, L.P.



DATED:  November 18, 1996              By:  /c/ C. Steven Rorke
                                            ------------------------
                                            Edward R. Beauvais, General
                                            Partner
                                            by C. Steven Rorke,
                                            Attorney-in-Fact



DATED:  November 18, 1996              By:  /c/ C. Steven Rorke
                                            ------------------------
                                            Edward R. Beauvais, personally
                                            by C. Steven Rorke,
                                            Attorney-in-Fact

                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13G and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.


                        AVIATION HOLDINGS LIMITED COMPANY



DATED:  November 18, 1996                   By:  /c/ C. Steven Rorke
                                                 ------------------------
                                                 Edward R. Beauvais, Manager
                                                 by C. Steven Rorke,
                                                 Attorney-in-Fact


                         AVIATION CONSULTING GROUP, L.P.



DATED:  November 18, 1996                   By:  /c/ C. Steven Rorke
                                                 ------------------------
                                                 Edward R. Beauvais, General
                                                 Partner
                                                 by C. Steven Rorke,
                                                 Attorney-in-Fact



DATED:  November 18, 1996                   By:  /c/ C. Steven Rorke
                                                -------------------------
                                                Edward R. Beauvais, personally
                                                by C. Steven Rorke,
                                                Attorney-in-Fact

                                                                     EXHIBIT B


               Limited Power of Attorney and Confirming Statement

                  The undersigned, entities and/or individuals hereby constitute and appoint C. Steven Rorke as the undersigneds' true and lawful attorney-in-fact and agent to complete and execute such Forms 13D and 13G as such attorney shall in his or her discretion determine to be required or advisable pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigneds' ownership, acquisition or disposition of securities of Western Pacific Airlines, Inc. (the "Corporation"), and to do all acts necessary in order to file such forms with the Securities and Exchange Commission ("Commission"), any securities exchange or national association, the Corporation and such other person or agency as the attorney shall deem appropriate. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof. The undersigned hereby confirms to the Commission that the attorney-in-fact indicated above is authorized and designated to file the forms and reports listed above on the undersigned's behalf in accordance with the terms hereof.

                  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigneds' responsibilities to comply with Section 13 of the Securities Exchange Act of 1934, as amended. The authority granted under this Limited Power of Attorney commences effective December 4, 1995 and shall remain in full force and effect until the undersigned are no longer required to file Forms 13D and 13G with respect to the undersigneds' holdings of or transactions in securities issued by the Corporation unless earlier revoked by written notice given to and received by the foregoing attorney-in-fact.

                  IN WITNESS WHEREOF, the undersigned have caused this Limited Power of attorney to be executed at Colorado Springs, Colorado, as of the 19th day of November, 1996.


                                  /c/ Edward R. Beauvais
                                  -----------------------------
                                  Edward R. Beauvais, personally


                                  Aviation Consulting Group, L.P., an Arizona
                                  Limited Partnership;



                                   By: /c/ Edward R. Beauvais
                                      -----------------------------------
                                      Edward R. Beauvais, General Partner


                                  Aviation Holdings Limited Company, an Arizona Limited Liability Company;


                                  By: /c/ Edward R. Beauvais
                                     ------------------------------------
                                     Edward R. Beauvais, Manager


Witness:

/c/ Catherine Nagle
------------------------
Signature


Catherine Nagle
------------------------
Type or Print Name



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